RMS

SI

18000873

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 23 2018 WASH, D.C.

SEC FILE NUMBER
8-45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 NORTH, SUITE 21

(No. and Street)

JACKSON	MS	39211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. BROOKS MOSLEY 601-368-3500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORNE, LLP

(Name – *if individual, state last, first, middle name*)

1020 HIGHLAND COLONY PKWY, SUITE 400	RIDGELAND	MS	39157
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, C. BROOKS MOSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALLEW INVESTMENTS, INC., as of 12/31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 15852 VICKIE RUSH HESTER Commission Expires Sept. 10, 2019 RANKIN COUNTY

[signature]
Notary Public

[signature]
Signature

PRESIDENT/FINANCIAL OPERATIONS OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballew Investments, Inc.

Financial Statements and

Reports of Independent Registered Public Accounting Firm

Year Ended

December 31, 2017

Ballew Investments, Inc.

December 31, 2017

HORNE
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ballew Investments, Inc. (the "Company") as of December 31, 2017 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ballew Investments, Inc.
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 90,357
Deposit with clearing firm	25,000
Commissions receivable	35,789
Prepaid expenses	4,450
Due from affiliate	29,273
	$ 184,869
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 59,055
	59,055
Stockholder's Equity	
Common stock, $.01 par value	
Authorized - 1,000,000 shares	
Issued and outstanding - 10,000 shares	100
Additional paid-in capital	134,900
Accumulated Deficit	(9,186)
	125,814
	$ 184,869

See Notes to Financial Statements.

Ballew Investments, Inc.
Statement of Operations
Year ended December 31, 2017

Revenues	
Commission and fee income	$ 292,190
Interest income	339
	292,529
Expenses	
Commissions	4,923
Production compensation	104,769
General and administrative	293,230
	402,922
Loss Before Income Taxes	(110,393)
Income Tax Benefit	29,339
Net Loss	$ (81,054)

Ballew Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common Stock	Additional Paid-in	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2017	$ 100	$ 84,900	$ 71,868	$ 156,868
Net loss	-	-	(81,054)	(81,054)
Capital contribution	-	50,000	-	50,000
Balance at December 31, 2017	$ 100	$ 134,900	$ (9,186)	$ 125,814

See Notes to Financial Statements.

Ballew Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2017

Operating Activities	
Net loss	$ (81,054)
Changes in operating assets and liabilities	
Commissions receivable	(2,134)
Accounts payable and accrued expenses	35,411
Prepaid expenses	(4,450)
Due to (from) affiliate	(34,879)
Net cash used by operating activities	$ (87,106)
Financing Activities	
Capital contribution from affiliate	50,000
Net cash provided by financing activities	$ 50,000
Decrease in Cash and Cash Equivalents	(37,106)
Cash and Cash Equivalents, Beginning of Year	127,463
Cash and Cash Equivalents, End of Year	$ 90,357
Supplemental Cash Flows Information	
Income taxes paid	$ 5,606

See Notes to Financial Statements.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments , Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance, variable annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United Sates, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commissions and Fee Income

Commission income on variable life insurance and annuity products is recognized as revenue when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of funds held in a money market account.

At December 31, 2017, the Company's cash and money market accounts did not exceed the federally insured limits.

Subsequent Events

Subsequent events have been evaluated through February 15, 2018, which is the date the financial statements were issued. Management has determined that no subsequent event disclosures are required.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2017

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregated indebtedness change daily. At December 31, 2017, the Company's aggregate indebtedness to net capital was 0.47 to 1.

The net capital requirement at December 31, 2017, follows:

Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000
Net capital computed using regulatory agency requirements	$ 125,638
Excess net capital	$ 120,638

Note 3: Income Taxes

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income or loss reported in the financial statements (separate return method).

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2014.

The benefit from income taxes for 2017 consists of the following.

Federal	$ 23,937
State	5,402
	$ 29,339

The Company's actual income tax benefit differs from income tax benefit at the statutory rate due to graduated tax rates.

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Pursuant to an expense allocation agreement between the Company and Security Ballew, the Company's financials statements reflect the allocation of costs incurred for occupancy, operations, administrative support and management salaries. The allocations are based on systematic methodologies that consider the number of employees and usage factors. For the year ended December 31, 2017, the Company recorded expenses totaling $165,904 under this agreement, which is included in general and administrative expense in the accompanying statement of operations.

Security Ballew tracks compensation paid to the account executives on a company-specific basis and allocates the cost to the respective company. The Company recognized production compensation expense for 2017 of $104,769, as a result of this allocation.

At December 31, 2017, the Company has a receivable from Security Ballew of $29,273 relating to the Company's share of income taxes.

Note 5: Commitments and Contingent Liabilities

Under terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Ballew Investments, Inc.

Supplementary Information Required by the

Securities and Exchange Commission (SEC) Rule 17a-5

December 31, 2017

Ballew Investments, Inc.
Schedule I - Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2017

Net Capital	
Total stockholder's equity from statement of financial condition	$ 125,814
Other deductions	(176)
Net capital	$ 125,638
Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 59,055
Computation of Basic Net Capital Requirement	
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000
Excess Net Capital	$ 120,638
Ratio: Aggregate Indebtedness to Net Capital	0.470

No differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2017. Therefore, no reconciliation of the computation is deemed necessary.

Ballew Investments, Inc.

Schedule II - Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

Year ended December 31, 2017

The Company is not required to file the above schedules, as it has claimed exemption from the Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

HORNE
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Ballew Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Horne LLP

Ridgeland, Mississippi
February 15, 2018

Ballew Investments, Inc.

Exemption Report

Year ended December 31, 2017

Ballew Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2) (ii)]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, C. Brooks Mosley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 15, 2018